Exhibit 6.7

MARKET ANALYSIS &

FEASIBILTY STUDY

For BEAR VILLAGE

PREPARED BY:

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TABLE OF CONTENTS

SECTION ONE: EXECUTIVE SUMMARY	3
INTRODUCTION	3
RESIDENTIAL MARKET	3
VISITOR MARKET	4
FINANCIAL ANALYSIS	4

SECTION TWO: RESIDENTIAL MARKET OVERVIEW	6
FACTORS & DEFINITIONS	6
HOUSEHOLDS	8
AGE SEGMENTATION	9
HOUSEHOLD INCOME	11
WEATHER PROFILE	13
SUMMARY	14

SECTION THREE: VISITOR MARKET PROFILE	15
TERMS AND DEFINITIONS	15
OVERVIEW OF THE MARKET	16
GATLINBURG VISITOR PROFILE	17
GATLINBURG HOTEL MARKET OVERVIEW	18
PIGEON FORGE MARKET OVERVIEW	21
PIGEON FORGE VISITOR PROFILE	25
PIGEON FORGE LODGING MARKET OVERVIEW	26
PIGEON FORGE MARKET SEASONALITY	27

SECTION FOUR: ATTRACTIONS PROFILE & COMPETITIVE PROFILE	28
PIGEON FORGE/GATLINBURG ATTRACTIONS PROFILE	28
Attractions	28
Mixed Use Projects	29
Shopping	29
Restaurants	30
Planned Developments	30
COMPETITIVE PROFILE	30

SECTION FIVE: FINANCIAL ANALYSIS	35
ESTIMATED REVENUES	35
OPERATING EXPENSES	36
FINANCIAL ANALYSIS	37

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SECTION ONE: EXECUTIVE SUMMARY

INTRODUCTION

The purpose of this report is to evaluate the Pigeon Forge/Gatlinburg, Tennessee market for the purpose of the development of hotel resort featuring 325 guest rooms and an indoor waterpark and other amenities. In completing the analysis, the following data observations and characteristics have been identified:

•	Residential market (2012/2017)	The Pigeon Forge/Gatlinburg
•	Age segmentation	Market is a destination market that
•	Household income	also includes Pigeon Forge and the
•	Estimated visitor population	Great Smoky Mountains. The
•	Hotel market overview	market has been a family
•	Visitor profile	destination for over 100 years
•	Attractions profile/Competitive profile	attracting families year round.

In addition to market research, the financial feasibility of the project has been developed, which includes the estimated gross revenues, operating costs, EBITDA, and return on investment.

Pigeon Forge and Gatlinburg are part of a tourist destination market that includes the Great Smoky Mountains, attracting millions of visitors annually. The visitor market is highly seasonal, with a majority of the visitation occurring in the spring and summer months. However, over the past decade, an effort has been undertaken to become more of a year round destination through special events, festivals and an aggressive marketing campaign.

RESIDENTIAL MARKET

The residential market was evaluated within a 75-mile radius. Information included total population, median age, age segmentation, and household income. The visitor market was also evaluated, which included the total number of visitors, profile of the visitors and seasonality.

•	In 2012 there were an estimated 2,272,00 residents in the market within a 75-mile radius. The market is forecasted to grow by a total of 3.6% over a 5-year period (2012-2017). Within a 25-mile radius there were an estimated 215,000 residents and within a 50-mile radius there were an estimated 1,273,000 residents.

•	In 2012 the total number of households within a 75-mile radius was reported at 932,489 households. Within a 25-mile radius, the average household size was 2.48 and an average family size of 2.91.

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•	Within a 75-mile radius, 53.7% of the residential population is under the age of 44.

•	In 2012 the US median household income was reported at $51,371. Within a 25- mile radius, the median household income was reported at $38,463; from 25 to 50 mile radius, the median household income of was $39,399; and between 50 and 75 miles the median household income was reported at $36,585.

VISITOR MARKET

The primary visitor market was defined as the Pigeon Forge and Gatlinburg market. The market attracts an estimated 10 million visitors per year. There is an estimated 21,000 overnight accommodations, not including campgrounds.

The following table compares several of the key statistics regarding market data for the market.

Market Summary

Residential Population	1,273,945
Growth (2012-2017)	4.0%
Estimated Number of Overnight Visitors	10 million
Total Overnight Accommodations	21,000
Households	519,837
Household Size	2.48
Average Family Size	2.9
% Under the age of 44	54.0%
Household Income	$38,463

FINANCIAL ANALYSIS

Revenues were calculated based on the following:

•	Total number of rooms: 325 units
•	Average annual occupancy rate: 63%, stabilizing to 70%
•	Average daily rate: $165
•	Additional revenue opportunities including, but not limited to:
o	Spa revenue: $28 per occupied room
o	Food & beverage: $60 per occupied room
o	Retail: $24 per occupied room
o	Games & other: $14 per occupied room

Based on the above assumptions, gross revenues in year one are calculated at $21.7 million.

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Operating expenses are segmented into two categories: departmental expenses/cost of goods sold, and undistributed expenses. It should be noted that an estimated 300 full time equivalent jobs should be created by the development once it's operating. The jobs will range from general manager and support management staff to custodial/housekeeping. In addition, there are staffing requirements related to spa services, food and beverage, retail and the waterpark, as well as general entertainment activities at the resort. The estimated operating expenses in year one are calculated at $14.75 million.

The financial analysis is based on the following assumptions:

•	10-year EBITDA flow, discounted at 5.5%
•	Total investment: $150 million
•	Debt/equity ratio of 80/20%
•	Total equity: $30 million
•	Terminal value in year 10, at a multiple of 10 times EBITDA

Based on the assumptions, the following calculations were developed:

•	Present value of equity: $63 million
•	Net present value of equity: $33 million
•	Return on investment capital: 23.4%

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SECTION TWO: RESIDENTIAL MARKET OVERVIEW

FACTORS & DEFINITIONS

Polaris assumes that a majority of the overnight guests will originate from the tourist market. However, Polaris believes that the residential population could support the resort, specifically in the off-season periods. The resort will have the opportunity to offer incentives to the residential market to drive overnight visits during off peak times.

The residential market is segmented into the primary, secondary and tertiary markets. The segments are defined by distance from the site based on radius bands in miles. When evaluating leisure and hospitality resorts and their ability to attract participation from the defined markets there are implied or direct costs of the “investment” of participating. The following considerations are factors:

•	Transportation costs: the more expensive the travel costs are (i.e.: price of gas, travel ticket), the more narrowly defined is the residential market.

•	Travel time: the longer the travel time between the resident and the site, the more narrowly defined is the residential market (economies of substitution become a factor, as detailed below).

•	The overall length of stay at the resort: the longer the length of stay results in a wider residential market definition. For hotel resorts, length of stay is primarily driven by holiday schedules for the family, peak versus non-peak travel times and other factors.

•	The uniqueness of the guest experience: if the guest experience is unique, guests will travel further distance to participate.

•	The ease of substitution of the experience closer to home: if the guest experience can be easily substituted closer to home, then the residential market definition is more narrow. Note that it may not be the implied replacement value of the experience, but in general terms, the time and cost of spending time with the family.

•	The size of the attraction: typically the larger the attraction (i.e.: size, number of rides and experiences, etc.) the wider the residential market definition. In most cases this is directly correlated with the length of stay. The larger the attraction usually results in more things to do, and therefore typically yields a longer the length of stay.

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As stated previously, the main demand driver for length of stay for the resort is highly dependent on the vacation schedule of the traveling party. A secondary demand driver includes critical mass of attractions in the market area, which can drive up length of stay in the market.

The primary market is the closest residential market to the site, and is generally where a majority of the residential participation will originate. It also has a higher probability for repeat overnight stays. The secondary market is mid distance to the resort. The initial penetration of the secondary market is usually strong, however the probability for repeat visit is very low. The tertiary market is the greatest distance to the site. The initial capture rate tends to be low and also has a low probability for repeat visits. Within some markets there should be caution that residents of the tertiary market are also not included within the visitor market. Some markets count day trips and overnight visits from the tertiary market, therefore resulting in double counting and thereby overinflating the actual market population base.

Residential Population Data

One of the most significant tools in evaluating a market is the residential population and the overall trend of growth. The overall population is the foundation in which attendance estimates are calculated and the trend implies, in part, the strength of the economic conditions within the local market. Market areas that show a negative growth in the residential market are typically exhibiting negative economic conditions. The inverse is true as well. Markets that are stronger economically tend to attract additional residents via relocation.

Primary Market

The primary market is defined as the market within the closest proximity to the resort site. The primary market typically supports smaller scale entertainment attractions the greatest, as it’s the closest, so economies of substitution do not effect the decision making process by the potential guest. The more unique the guest experience, the larger the market radius definition. For the proposed resort attractions as defined in the executive summary, the primary market is defined within 25 miles.

Secondary Market

The secondary market is considered a mid range market. It is characterized by less repeat visitation due to drive times and cost of transportation, however, with the uniqueness of this attraction the repeat visitation could increase. In the leisure and entertainment market, this group will still factor a site visit because it’s close enough to be considered part of the core market, but far enough that economies of substitution start to become a factor. For the purpose of the attractions as defined in the executive summary, the secondary market is defined as between 25 and 50 miles.

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Tertiary Market

The tertiary market has the least probability to travel to the resort and therefore capture rates tend to be the lowest and repeat visitation factor tends to be very low. In addition, economies of substitution become a greater factor in the decision making process, primarily due to transportation and time costs. For the resort, the tertiary market is defined as between 50 and 75 miles.

Summary

The following table presents the residential population for the market area in 2012 and forecasted population in 2017. In 2012, within 50 miles of the proposed site there are an estimated 1.27 million residents, forecasted to grow to 1.32 million in 2017. Expanded to 75 miles from the market and the 2012 residential population was reported at 2.3 million, forecasted to grow to 2.35 million by 2017.

2012-2017 Residential Population & Projected Growth

Market	2012	2017	2012-2017 Total Growth Rate
Primary	215,804	225,372	0.87%
Secondary	1,058,141	1,099,533	0.77%
Tertiary	998,442	1,030,412	0.63%
Total	2,272,387	2,355,317	3.6%

Source: ERSI

HOUSEHOLDS

In 2012 the total number of households in within a 75-mile radius was reported at 932,489. In 2012 the average household size in the US was reported at 2.55 and the average family size was 3.13. The average household size and the average family size for each market was marginally less than the national average. The following series of tables present the total number of households, average household size, and average family size for each market, for 2012 and 2017.

Household Data - 2012

Market	Households	Household Size	Average Family Size
Primary	85,999	2.48	2.90
Secondary	433,838	2.38	2.9
Tertiary	412,652	2.36	2.86
Total/ Average	932,489	2.44	2.88

Source: ESRI

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Household Data - 2017

Market	Households	Household Size	Average Family Size
Primary	89,564	2.49	2.92
Secondary	450,328	2.39	2.92
Tertiary	427,723	2.35	2.86
Total/ Average	967,615	2.43	2.89

Source: ESRI

AGE SEGMENTATION

In 2012, the US median age was reported at 37.2. In the market, the median age was reported at 42.3 for the market between 0 and 25 miles, which is higher higher than the US average. The other two markets also report higher median ages when compared to the US average. The median age for each market is presented in the following table. In each market the median age remains relatively the same over the five-year period (2012-2017).

Median Age per Market: 2012 & 2017

Market	2012	2017
Primary	42.3	43.2
Secondary	40.6	41.3
Tertiary	43.8	45.0

Source: ESRI

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The following two bar charts present the age segmentation of each market, in 2012 and 2017. An estimated 6.6% of the population within a 75-mile radius is under the age of 14. Note that the population level peaks between the ages of 35 to 54 and remains steady in the remaining age ranges.

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HOUSEHOLD INCOME

In 2012 the median household income in the US was reported at $51,371. Each market segment is significantly less than the national average. Even when adjusted for cost of living index, the median household income reflects a less affluent market. According to www.areavibes.com the cost of living index for Pigeon Forge/Gatlinburg is 83, for Knoxville (which is part of the secondary and tertiary markets) is 79 and for Tennessee the cost of living is indexed at 89. These are compared to the national average of 100.

Household Income: 2012

Market	Median Income	% Variance
Primary	$38,463	-33.6%
Secondary	$39,399	-30.4%
Tertiary	$36,585	-40.4%
Source: ESRI

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The following graph compares the forecasted 2017 household income by bracket within the 75-mile radius. Note that the two spikes include the lowest range of income and mid level income.

The following table presents the forecasted 2017 household income for each market.

Household Income per Market Within a 75-mile Radius: 2017

Income Bracket	Primary	Secondary	Tertiary
<$15,000	16.2%	16.6%	18.3%
$15,000 - $24,999	11.7%	11.3%	12.0%
$25,000 - $34,999	11.0%	9.8%	11.2%
$35,000 - $49,999	16.0%	15.5%	15.7%
$50,000 - $74,999	22.9%	21.8%	21.5%
$75,000 - $99,999	11.1%	11.4%	10.3%
$100,000 - $149,999	7.1%	8.6%	7.1%
$150,000 - $199,999	1.7%	2.8%	1.9%
$200,000+	2.3%	2.3%	1.9%

Source: ESRI

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WEATHER PROFILE

The following two graphs present the average high and average low temperature for the Pigeon Forge/Gatlinburg market. Resort hotels with indoor waterparks have an opportunity to leverage low seasonal temperatures because they offer an “escape” from the weather.

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The following table presents the average monthly rainfall. Understanding precipitation patterns is a critical aspect in the market evaluation of destination markets that are largely driven by outdoor activities. Rain tends to motivate the market visitor to seek out indoor leisure activities. This can range from shopping to indoor attractions. When the primary purpose is outdoor activities, the visitor is more likely to seek indoor alternatives during inclement weather. Note that during the summer months the average precipitation peaks in the summer months, which also coincides with the peak tourist visitation within the market.

SUMMARY

The residential market skews older, with some family characteristics, which is the primary targeted market for the resort. In addition, median income levels are not favorable, but improve when adjusted for the cost of living index. However, the residential market is significant in size, with an estimated 2.3 million residents within a 75-mile radius.

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SECTION THREE: VISITOR MARKET PROFILE

The following section defines the visitor market components and identifies key visitor demographic data that is relevant to the resort.

TERMS AND DEFINITIONS

A visitor is defined as a person who travels to an area, for a specified amount of time, for an express purpose. There are several categories of visitors: business-related travel; entertainment / leisure travel; visit family and/or friends; and convention and special events.

Business-Related Travel: A business-related traveler is defined as a visitor who arrives at a destination for the primary purpose of engaging in the act of business, trade, and/or commerce. The business traveler’s financial impact on the local infrastructure is primarily in accommodations, food and beverage, and transportation. Secondary impacts are in retail and entertainment. It is anticipated that the business traveler will have little impact on the overall performances of an attraction or leisure venue. However, the business traveler represents a future entertainment / leisure traveler if the attraction base is strong and the business traveler returns with family / friends.

The visitor market is defined as the Gatlinburg and Pigeon Forge markets. They are approximately 7.4 miles in distance between the two markets.

Entertainment/Leisure Travel: An entertainment/leisure traveler is defined as a visitor who travels to a destination specifically for vacation and entertainment experiences. A common characteristic of the leisure traveler is that the itinerary is usually dominated by one primary interest or objective. Leisure travelers have a large financial impact on many sectors of the local economy including accommodations, attractions, entertainment, restaurants, shopping and transportation. This market presents the highest economic impact due to the variety of spending and the economic multiplier. In addition, the length of stay tends to be longer than the other type of visitors.

Visit Family and/or Friends Travel: The primary focus centers around activities based upon shared experiences. Also, this type of visitor tends to demonstrate a familiarity with the area as a result of the family/friends linkage. Of the total visitor group, this market tends to bring the lowest economic impact to the region. However, secondary economic impacts normally include entertainment, attractions and leisure venues, retail and restaurants. Tertiary impacts are realized in accommodations and transportation.

The resort is planned for the Pigeon Forge/Gatlinburg, Tennessee market. This market has a high level of visitation, primarily driven by leisure activities. The following section defines the visitor market components and identifies key visitor demographic data that is relevant to the proposed resort.

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OVERVIEW OF THE MARKET

According to the Sevier County Economic Development Council, the Pigeon Forge and Gatlinburg market attracts 11 million visits annually. This includes day visits as well as overnight visits. The market is a seasonal destination, with a majority of the visits occurring within the summer months. This is a typical pattern that follows traditional family vacation patterns based on school schedules. The following graph reflects the market seasonality based on two factors: lodging revenues and attraction revenues for 2012. Note that the two factors are highly correlated, with peaks occurring in the summer season.

Another indication of visitation in the market is the total number of visitors to the Great Smoky Mountains National Park. The following table presents the park visitation from 2004 to 2012. Note that the park reached 9.7million visits in 2012, but has consistently attracted over 9 million visitors since 2004.

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Smoky Mountains National Park Visitors: 2004-2012

Year	Park Visitors
2012	9,685,833
2011	9,008,831
2010	9,463,538
2009	9,491,436
2008	9,044,010
2007	9,372,253
2006	9,289,214
2005	9,192,477
2004	9,167,044

  Source: National Park Service

GATLINBURG VISITOR PROFILE

According to the Gatlinburg Department of Tourism the number one market as the origin of visits for tourism is Cincinnati, Ohio, which is approximately 292 miles in distance. The following table lists the point of origin of visitors by ranking. Note that of the top markets per origin of visit, only one market is also captured within the residential analysis – Knoxville.

Market	Distance to Gatlinburg
Cincinnati, OH	292 miles
Nashville, TN	221 miles
Knoxville, TN	35 miles
Atlanta, GA	196 miles
Louisville, KY	287 miles
Birmingham, AL	298 miles
Indianapolis, IN	402 miles
Ashville, SC	82 miles
Tri-Cities, TN	110 miles
Dayton, OH	345 miles

Source: Gatlingburg Department of Tourism

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Other characteristics of the market include:

•	Average age of the visitor: 43
•	Average length of stay: 3.2
•	Average number of persons in the visitor party: 3.6
•	Median household income: $52,000
•	Average spending per trip: $960

Summer and fall are the primary seasons for visitation. The following pie chart presents the percentage of visits to the market defined by season.

GATLINBURG HOTEL MARKET OVERVIEW

The visitor market accommodation sector within the Gatlinburg market area is unique in that the markets are dominated by traditional and non-traditional overnight accommodations. The market offers traditional hotel/motel accommodations, but also offers various alternatives including cabins, timeshare, chalets, campgrounds, and bed and breakfast inns. According to the Sevier County Economic Development Council, the market has an overnight capacity for 60,000-plus visitors.

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According to the Sevier County Economic Impact Council, gross revenues for lodging in 2012 was an estimated $147.2 million. The following graph presents the total accommodations revenues for the period between 2006 and 2012. Note the decline in revenues between the period of 2007 and 2009, which was the period of the national recession. The market has improved since that period, but has not returned to pre recession levels.

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The average occupancy rates reflect the seasonal market, with the peak occupancy occurring within the summer months. It should be noted that these occupancy rates do not include cabin rentals, chalets, and campgrounds. The following table presents the average occupancy rates for Gatlinburg.

Gatlinburg: Hotel Average Occupancy Rate: 2013

2013	Occupancy
January	35.3%
February	48.0%
March	76.4%
April	59.5%
May	63.3%
June	77.3%
July	83.9%
August	60.8%
September	49.7%
October	47.5%
November	37.8%
December	30.3%

Source: Smith Travel Research

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The average daily rate (“ADR”) for the Gatlinburg market is presented in the following graph. Note that the ADR peaks in summer and fall. Summer demand is most likely driven by family summer vacations, whereas fall visitation is most likely driven by the natural attractions, specifically when the leaves “turn”, which is very well known at the Smoky Mountains.

PIGEON FORGE MARKET OVERVIEW

While the two markets are closely linked, at times they are considered separate and are marketed separately. The site for the proposed resort is located in Pigeon Forge, less than 2 miles from Dollywood, which is the top tourist attraction in the market, attracting an estimated 3 million visitors annually.

Pigeon Forge measures their market based on gross revenues of specific industry sectors tied to tourism. They include:

•	Lodging: Pigeon Forge has an estimated 14,000 lodging units, including hotels, motels, cabins, chalets, and campgrounds.
•	Attractions: The market includes over 40 attractions, mostly clustered along Parkway, the main thoroughfare in Pigeon Forge.
•	Theaters: There are five dinner theaters and eight standard theaters featuring a wide variety of live entertainment.
•	Retail: There are more than 300 shopping venues that include outlets, crafts and antique stores.
•	Dining: There are more than 90 restaurants in Pigeon Forge, ranging from fast food, quick casual and full service.

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In 2013, Pigeon Forge hosted an estimated 2.9 million overnight visits, which yielded $938 million in gross revenues. The following table presents the total number of overnight visitors to Pigeon Forge. Note that in 2008, the overnight visitation calculation methodology changed.

Pigeon Forge: Overnight Visitors from 2000 to 2013

Year	Overnight Visitors
2000	2,431,150
2001	2,762,394
2002	2,776,277
2003	2,661,698
2004	2,848,695
2005	2,892,640
2006	3,034,840
2007	3,259,029
2008	2,573,446
2009	2,746,411
2010	2,682,924
2011	2,444,510
2012	2,856,682
2013	2,929,494

Source: Pigeon Forge Business Statistics 2013

Evaluating the market since 2008, there have been several declines in overnight visits. These declines, occurring in 2010 and 2011 are during the recovery period of the great recession. The downturn in the market is similar to other regional markets in the US that experienced downturns during this period of time. The growth between 2011 and 2013, a 19.8% change, is reflective of the pent up demand for leisure, and corresponds with the general recovery of the US economy.

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Gross revenues consist of revenues within the hospitality sector, including lodging, attractions, theaters, retail, and dining. Revenues are calculated based on the corresponding tax receipts of taxable income in each industry segment. The following graph presents the gross revenues within the hospitality sector.

Pigeon Forge: Gross Revenues in the Hospitality Sector from 2000 to 2013 (in millions)

Based on the graph, it is evident of the strong decline in gross revenues in 2008 and 2009, after peaking in 2007 at $872.5 million in gross revenues. The decline in revenues is attributed to the great recession that the global economy experienced beginning in 2008. In 2013, gross revenues were reported at $938 million, which are the highest reported in Pigeon Forge’s history.

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The following graph presents the percent change of overnight visitors and percent change in gross revenues in the Pigeon Forge market since 2008.

Pigeon Forge: Percent Change in Overnight Visitors & Gross Revenues

In 2013, lodging and amusements comprised 39% of total revenues in the hospitality sector. The following pie chart illustrates the different revenue sources and their corresponding percentage of the total revenues.

Pigeon Forge: Hospitality Spending by Segment in 2013

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PIGEON FORGE VISITOR PROFILE

An estimated 39% of the visitors are under the age of 49 years old. However, the age segment between 50 and 64 has the highest percentage within each category, of 35%. The following bar chart reflects the different age segments of the market.

An estimated 56% of the visitors have an average household income of $50,000 or greater. The average party size ranges from 3.6 to 4.4 and the average travel distance ranges from 292 miles to 372 miles. The average length of stay ranges from 2.9 to 4.3 days. The following table presents the profile and habits of the visitor based on the season of visit. Note that the summer season has the highest average party size and longer length of stay, which suggests a more family market.

Pigeon Forge: Visitor Profile & Habits

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PIGEON FORGE LODGING MARKET OVERVIEW

The lodging market in Pigeon Forge is defined in four classifications: hotels, condominiums, cabins, and campgrounds. In 2014 there are 14,242 lodging units in Pigeon Forge, and 54.7% are classified as motels/hotels. The following table presents the total number of lodging units per classification.

Pigeon Forge: Total Lodging Units 2014

Lodging	2014 Units	% of Total
Motels/Hotels	7,791	54.7%
Cabins/Chalets	3,146	22.1%
Condos	1,140	8.0%
Campgrounds	2,044	14.4%
Total Lodging	14,242	100%

Source: Pigeon Forge Business Statistics 2013

In 2013, the estimated total lodging revenue from all classifications was calculated at $200.8 million. The following pie chart represents the distribution of revenues per each lodging classification.

Pigeon Forge: 2013 Lodging Revenue Percentage per Segment

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The occupancy rates are highly seasonal. As expected, the summer season has the highest occupancy levels at 68%. This is followed by fall, with an average occupancy of 61%, spring with an average occupancy of 47% and winter with an average occupancy of 38%. Occupancy and average daily rate varies based on the type of accommodations. The data is presented in the following table.

Pigeon Forge: Occupancy and Average Daily Rate by Type

Lodging	Occupancy	ADR
Motels/Hotels	59%	$80
Cabins/Chalets	51%	$147
Condos	48%	$121
Campgrounds	36%	$44
Overall	52%	$87

Source: Pigeon Forge Business Statistics 2013

PIGEON FORGE MARKET SEASONALITY

The Pigeon Forge market seasonality was estimated utilizing the monthly distribution of amusement revenues, lodging revenues, and visitors to the Smokey Mountains. Note that all three observations follow a highly correlated trend line.

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SECTION FOUR: ATTRACTIONS PROFILE & COMPETITIVE PROFILE

In the Pigeon Forge/Gatlinburg market, the primary driver for visitation is family attractions. Family attractions refer to man made and natural, as the Great Smoky Mountains has historically been a primary driver for visits. Over time, as more families visited the area, supporting attractions and hotels were introduced to the market. Eventually Dollywood was developed, which is one of the regions strongest amusement park operations.

PIGEON FORGE/GATLINBURG ATTRACTIONS PROFILE

Attractions

Dollywood: Although the park that is now branded as “Dollywood” was started in 1971 and known at the time as Rebel Railroad, it was officially branded as Dollywood in 1986. Dollywood is a seasonal park that operates from March to December. The peak season is recognized as the summer months, which is in line with the summer vacation schedule. Over the last several years Dollywood, as well as the market, has worked to develop a seasonal holiday schedule to create additional demand in traditional off peak seasons.

The park is 150 acres and attracts an estimated 3 million visits annually. The park is a mix of family rides, thrill rides, traditional crafts, music and shows. The park has a total of 27 rides over 10 themed areas. The park features five unique festivals throughout the operating season, which has contributed to the extension of their operating season. The adult admission is listed at $58 for adults, $46 for children.

Dollywood’s Splash Country: The Dollywood’s Splash Country opened in 2001, and operates between May and September. It is located on 35 acres and has 27 waterslides, two children’s areas and a wave pool. It had an initial investment of $20 million. Admission is $47 for adults, $42 for children. The waterpark attracts an estimated 450,000 visitors per season.

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Other attractions and pricing are listed in the following table.

Mixed Use Projects

There are two mixed-use projects in the market. Mixed use is defined as a destination that includes retail, restaurants, and entertainment.

•	The Island in Pigeon Forge: Opened in 2013, it is anchored by several themed restaurants, retail and a 200-foot Ferris wheel, and a resort hotel.

•	Walden’s Landing: Anchored by a 5-screen movie theater, themed retail and restaurants. It also features mini golf and a MagiQuest interactive gaming attraction.

Shopping

There is over 1 million of retail space in the market, which includes several outlet malls such as Red Roof Outlet Mall and Tanger 5 Oaks Outlet Mall, as well as themed shopping such as Bass Pro Shop and The Incredible Christmas Place.

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Restaurants

There is a wide range of dining experiences with many traditional brands present. In addition there are several themed restaurants, including:

•	Hard Rock Café
•	Dicks Last Resort (located at The Island)
•	Bubba Gump’s
•	Jimmy Buffets Margaritaville (located at The Island)
•	Paula Deen’s Family Kitchen (located at The Island)

Planned Developments

Dolly Parton’s DreamMore Resort: Announced in 2014, the DreamMore Resort is 100 acres and will feature 306 rooms. It will feature different areas where families can get together and enjoy the outdoors, picnic, etc. It is part of a $300 million, 10-year development plan. DreamMore is planned to open in 2015.

The Ripken Experience: Approved in 2013, the youth baseball and softball tournament complex will consist of six synthetic turf baseball fields. The complex will also host boy’s baseball, and girl’s and women’s softball tournaments. It is expected to generate 30,000 additional hotel nights. It is expected to open in mid-2015.

COMPETITIVE PROFILE

A revue of the hotel and waterpark operations was completed and is presented in the following section.

Sleep Inn & Suites Gatlinburg Sleep Inn & Suites is a 70 room all suite hotel located in Gatlinburg. It has the typical amenities and also markets an indoor waterpark. The waterpark is very limited in its guest experience, with a small pool area and a miniature lazy river.

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The Resort at Governor’s Crossing, Sevierville

The 293-room resort features a year round indoor waterpark and a seasonal outdoor waterpark. The water features include five pools, high-speed waterslides and a lazy river. Some of the guest suites can sleep up to 14 people. The resort also features a spa, restaurants and convention facilities. It is one of the larger resorts in Sevierville.

Clarion Inn, Pigeon Forge

Clarion Inn is a 93 unit, all suite hotel located in Pigeon Forge. It features indoor and outdoor waterpark elements, including waterslides and a lazy river outdoors. In addition, the hotel features amenities similar to other all-suite hotels, which cater to families.

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Mainstay Suites Pigeon Forge

The Mainstay Suites is located in Pigeon Forge. It is a 129 unit all suite hotel. It features several outdoor pools and one indoor pool with children’s play area.

Westgate Smoky Mountain Resort & Spa, Gatlinburg

The Westgate Resort is one of the largest resorts in the region, with 769 rooms that vary in number of guest capacity. It also features several restaurants and retail opportunities within the property. Other features and amenities include:

•	Spa
•	Fitness center
•	Features studios to five-bedroom villas
•	An indoor and outdoor waterpark that features a heated outdoor pool, 900- foot lazy river, body slides, tube slides, and interactive water play areas.

Riverstone Resort & Spa, Pigeon Forge

The Riverstone Resort markets itself as a luxury accommodation featuring 130 rooms, on-site restaurants, and an indoor/outdoor waterpark. There is also a fitness room, playground, and a riverfront picnic area and nature trail.

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Music Road Hotel

Music Road Hotel is a resort and convention center that features 163 rooms, seasonal outdoor waterpark, and a convention center.

Wilderness at the Smokies

Wilderness at the Smokies is one of the largest family resorts in the region with 706 rooms. It includes one indoor waterpark and two outdoor waterparks. In addition, there is an indoor family entertainment center that features ropes courses, games, laser tag and other small attractions. There are 9 food and beverage opportunities, and 4 retail shops.

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The following table presents the room rates for the waterpark hotel resorts.

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SECTION FIVE: FINANCIAL ANALYSIS

The following section presents the financial estimates for the resort hotel and waterpark development. It is presented in three sections: estimated revenues, operating expenses, and financial analysis.

ESTIMATED REVENUES

Revenues were calculated based on the following:

•	Total number of rooms: 325 units
•	Average annual occupancy rate: 63%, stabilizing to 70%
•	Average daily rate: $165
•	Additional revenue opportunities including, but not limited to:
o	Spa revenue: $28 per occupied room
o	Food & beverage: $60 per occupied room
o	Retail: $24 per occupied room
o	Games & other: $14 per occupied room

Based on the above assumptions, gross revenues in year one are calculated at $21.7 million. This is based on a total of 74,734 room nights occupied. Revenues are forecasted to grow by 3% per year, which reflects nominal growth patterns. Typically, in the absence of major room or amenity additions, most hotel resorts reach stabilization by year three and generate constant returns over a long-term period. The following table presents the estimated gross revenues over the 10-year period.

Bear Village Hotel & Waterpark: 10-Year Gross Revenues

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The estimated daily revenues per each occupied room is $291. Polaris utilized market benchmarks for the average length of stay and average party size. For the resort hotel, the average length of stay is estimated at 3.2 with an average party size of 3.6, which is what the current Gatlinburg market reports. Based on the average length of stay and the estimated daily revenue per room, the average spending per guest party totals at

$931. Currently the average spend per trip is $960, which exceeds the estimates for the resort hotel.

OPERATING EXPENSES

Operating expenses were developed utilizing operating cost benchmarks of other waterpark hotels, specifically Great Wolf Lodge. Great Wolf Lodge is the largest waterpark hotel company in the US, operating in 12 markets.

Operating expenses are segmented into two categories:

•	Departmental Expenses/Cost of Goods Sold
o	Room expenses: at 21% of room revenue
o	Spa expenses: at 18% of spa revenue
o	Food & beverage: 35% of total food and beverage sales (as cost of goods sold)
o	Retail: at 40% of retail revenue (as cost of goods sold)
o	Games & other: at 12% of games and other revenue (as cost of goods sold)

•	Undistributed Expenses
o	Administrative & general: at 12% of gross revenues
o	Management fee: at 5% of gross revenues
o	Marketing: at 6% of gross revenues
o	Property operations & maintenance: 13.5%
o	Reserve for replacement: 2.5%
o	Utilities: 7%
o	Waterpark expense: 8.5%

It should be noted that an estimated 300 full time equivalent jobs should be created by the development once it's operating. The jobs will range from general manager and support management staff to custodial/housekeeping. In addition, there are staffing requirements related to spa services, food and beverage, retail and the waterpark, as well as general entertainment activities at the resort. The estimated operating expenses in year one are calculated at $14.75 million. The following table presents the operating expenses over the 10-year period.

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Bear Village Hotel & Waterpark: 10-Year Operating Expenses

Year	Departmental Expenses	Undistributed Expenses	Total
Year 1	$5,378,588	$9,378,249	$14,756,837
Year 2	$5,751,629	$10,111,590	$15,863,219
Year 3	$6,011,391	$10,601,160	$16,612,551
Year 4	$6,191,733	$10,919,195	$17,110,928
Year 5	$6,377,485	$11,246,770	$17,624,256
Year 6	$6,568,810	$11,584,174	$18,152,983
Year 7	$6,765,874	$11,931,699	$18,697,573
Year 8	$6,968,850	$12,289,650	$19,258,500
Year 9	$7,177,916	$12,658,339	$19,836,255
Year 10	$7,393,253	$13,038,089	$20,431,343

FINANCIAL ANALYSIS

An analysis on a return on equity was completed by calculating the return on investment capital (ROIC), present value (PV) and net present value (NPV), based on earnings before interest, taxes, depreciation and amortization (EBITDA). The financial analysis is based on the following assumptions:

•	10-year EBITDA flow, discounted at 5.5%
•	Total investment: $150 million
•	Debt/equity ratio of 80/20%
•	Total equity: $30 million
•	Terminal value in year 10, at a multiple of 10 times EBITDA

Based on the assumptions, the following calculations were developed:

•	Present value of equity: $63 million
•	Net present value of equity: $33 million
•	Return on investment capital: 23.4%

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The following table presents the discounted cash flow over a 10-year period and financial analysis.

Bear Village Hotel & Waterpark: 10-Year Financial Analysis

Equity	-$30,000,000
Year 1	$6,626,241
Year 2	$6,778,593
Year 3	$6,738,779
Year 4	$6,579,092
Year 5	$6,423,190
Year 6	$6,270,981
Year 7	$6,122,380
Year 8	$5,977,300
Year 9	$5,835,658
Year 10	$5,697,372
Multiple	$56,973,719
PV	$63,049,586
NPV	$33,049,586
ROIC	23.4%

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